SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC 20549


                                       FORM 11-K



            X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                        For the fiscal year ended December 31, 1993

                                          OR

         _______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from ______ to _______.


                            Commission file number: 1-5837


                        BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                                 (Exact name of plan)

                                135 Morrissey Boulevard
                                     P.O. Box 2378
                                 Boston, MA 02107-2378
                                   (Address of plan)


                              THE NEW YORK TIMES COMPANY
                                (Exact name of issuer)


                                  229 West 43d Street
                               New York, New York 10036
                   (Address of issuer's principal executive office)











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                        The following financial statements are included in
         this Report:

              Report of independent public accounts, including:

                        A statement of net assets available for plan benefits as of the end of December 31, 1993 and December 31, 1992.

                        A statement of changes in net assets available for plan benefits for each of the years ending December 31, 1993, 1992 and 1991.

                        Accompanying notes for the financial statements.


         Signatures

                     The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 THE BOSTON GLOBE
                                                 EMPLOYEE SAVINGS PLAN



         Dated: June 29, 1994                    By     Cathryn Lewis
                                                   ----------------------------
                                                   Cathryn Lewis,
                                                   Administrative Trustee





















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                        BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                                 FINANCIAL STATEMENTS

                          FOR THE PERIODS ENDED DECEMBER 31,

                                 1993, 1992, AND 1991


































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                            John M. Hoffman & Associates
                           Certified Public Accountants
                               264 Beacon Street,
                                Boston, MA 02116
                   Phone: (617) 536-5600  .  Fax: (617) 536-8578







                             INDEPENDENT AUDITOR'S REPORT

         To the Board of Trustees of the
         BGEA/Boston Globe Employee Savings Plan:


         We have audited the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the years ended
         December 31, 1993, 1992, and 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 1993 and 1992 and changes in net assets available for plan benefits for the years ended December 31, 1993, 1992, and 1991 in conformity with generally accepted accounting principles.



            John M. Hoffman

         ---------------------------------
         John M. Hoffman & Associates CPAs
         Boston, Massachusetts
         May 26, 1994















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                        BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992


         ASSETS                                           1993          1992

         INVESTMENTS AT FAIR MARKET VALUE
                 (notes B and C)
         Mutual Funds:
              Money Market                             278,071       236,802
              U.S. Government                          634,291       457,520
              Common Stock                           1,510,720     1,905,217
              Common Stock Sector                    2,866,195       620,647

         Equity securities                           1,226,193     1,069,936
                                                     _________     _________

              Total Investments                     $6,515,470    $4,290,122

         RECEIVABLES

              Accrued interest                             -0-           -0-
              Participant loans - Note F               135,898       106,743
                                                     _________     _________

                                                       135,898       106,743

         Cash and equivalents                              -0-         1,211
                                                     _________     _________

              Total assets                           6,651,368     4,398,076

         PAYABLES

              Administrative Expenses                    3,980         4,486
                                                     _________     _________

                                                         3,980         4,486
                                                     _________     _________


              Net assets available for
                  plan benefits                     $6,647,388    $4,393,590
                                                     =========     =========


                    The accompanying notes are an integral part of
                              these financial statements.



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                         BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN

                BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991



                                            1993        1992         1991
                                            ----        ----         ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment Income

     Realized gains/(losses)               $176,370  $  139,135    $  (4,358)
     Change in net unrealized
       appreciation/depreciation
       in assets                            362,844     185,382       165,418
     Dividends                              267,666     203,170        75,451
     Interest                                 7,496      20,894        74,158
                                           ________    ________     _________

                                            814,376     548,581       310,669

Employee contributions                    1,563,649   1,418,795       987,204
                                          _________   _________     _________

Total Additions                           2,378,025   1,967,376     1,297,873

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants               104,651     452,984       149,006
Administrative                               19,576      25,655        22,068
                                          _________    ________     _________

Total Deductions                            124,227     478,639       171,074
                                          _________    ________     _________

NET INCREASE                              2,253,798   1,488,737     1,126,799

NET ASSETS AVAILABLE FOR PLAN BENEFITS

BEGINNING OF YEAR                         4,393,590   2,904,853     1,778,054
                                          _________   _________     _________

END OF YEAR                              $6,647,388  $4,393,590    $2,904,853
                                          =========   =========     =========


                   The accompanying notes are an integral part of these
                                   financial statements.






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                        BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                    ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS


         A.   DESCRIPTION OF THE PLAN:

              The following description of the Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

              1. GENERAL. The Plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.

              3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and (b) Administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. The Plan's trustees selected a new plan administrator and plan custodian on April 1, 1992, Putnam Investments. Participant accounts will consist of investments, at the direction of the participant, in the following funds.

         Subsequent to April 1, 1992:
              FUND A - Affiliated Publications, Inc. Stock Fund
              FUND B - Putnam Health Sciences Trust
              FUND C - Putnam Voyager Fund
              FUND D - Putnam Vista Fund (available 7/1/93)
              FUND E - The George Putnam Fund of Boston
              FUND F - Putnam U.S. Government Income Trust
              FUND G - Putnam Daily Dividend Trust
              LOAN FUND - Participant Loans Fund




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                        BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                    ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS

         A.   DESCRIPTION OF THE PLAN (Cont.)

              Prior to April 1, 1992:
              FUND A - Guaranteed Rate Fund
              FUND B - Merrill Lynch Capital Fund
              FUND C - Merrill Lynch Basic Value Fund
              FUND D - Affiliated Publications, Inc. Stock Fund
              LOAN FUND - Participant Loans Fund

              4. VESTING. A participant shall at all times be 100% vested in all amounts allocated to his or her total account.

              5. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

         B.   SUMMARY OF ACCOUNTING POLICIES

              1. VALUATION OF INVESTMENTS. Investments are valued at fair market value as of year end. Quoted market prices are used to value investments. Such investments are valued at the closing price on the statement date.

         C.   INVESTMENTS:

              The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.

                             Fair Value of Investments

                                                December 31, 1993
                                                -----------------
                                            # of Shares     Fair Value
                                            -----------     ----------
         Mutual Funds:
              Money Market                      278,071        278,071
              U.S. Government                    47,159        634,291
              Common Stock                      122,213      1,510,720
              Common Stock Sector               204,296      2,866,195
         Equity securities:
              New York Times Co.                 44,049      1,156,282
              McCaw Cellular Comm Inc.            1,381         69,911

                                                            __________

              Total Investments at Fair Value               $6,515,470
                                                            ==========










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                      BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                  ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS

         C.   INVESTMENTS: (Cont.)

                             Net Change in Fair Value

                                                        Year Ended
                                                        ----------
                                                    December 31, 1993
                                                    -----------------
         Mutual Funds:
            U.S. Government                                  (12,489)
            Common Stock                                      (3,151)
            Common Stock Sector                              200,376
         Equity securities                                   178,108

                                                            --------

            Net change in Fair Value                        $362,844
                                                            ========

         D.   PLAN TERMINATION:

               Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants area no longer represented by this bargaining unit.

         E.   PARTICIPANT LOANS:

               Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods ranging from six months to five years and bear interest at the prime rate plus one half of one percent. The total outstanding balances on participant loans was $135,898 and $106,743 as of December 31, 1993 and 1992, respectively.

         F.   PLAN TAX STATUS:

               The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.






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                      BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                  ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS


         G.   FORM 5500 RECONCILIATION:
                                                    December 31,
                                                   1993          1992
                                                   ----          ----

              Net Assets per Form 5500       $ 6,651,369    $ 4,398,076

                        Expenses Payable          (3,981)       (4,486)
                                             ------------   -----------

              Net Assets                     $ 6,647,388    $ 4,393,590
                                             ===========    ===========


         H.   SIGNIFICANT EVENTS:

               During 1993, Affiliated Publications, Inc. was acquired by the New York Times Co. the acquisition was consummated with Stockholders' of Affiliated Publications, Inc. receiving cash or New York Times Co. stock equivalent to $15.00 per share.




























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                           BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                               NOTES TO THE FINANCIAL STATEMENTS

                     REPORTABLE TRANSACTIONS FOR THE YEAR ENDED 12/31/92



              DESCRIPTION              TYPE           SHARES     COST/PROCEEDS

              ML Basic Value Fund      Sale           -26,220      -519,479

              ML Capital Fund          Sale           -28,739      -773,795

              CMA Money Fund           Purchase     2,900,245     2,900,245

              CMA Money Fund           Sale        -2,773,062    -2,773,062

              ML Ready Asset Trust     Sale          -544,215      -544,215

              CMA Money Fund           Purchase       865,097       865,097

              CMA Money Fund           Sale          -878,240      -878,240

              Putnam Health Sciences   Purchase        17,744       479,453

              Putnam Voyager           Purchase        81,534       747,666

              George Putnam Fund       Purchase        39,949       546,503
























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